SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras’ Proved Reserves in 2016

Rio de Janeiro, January 24, 2017 – Petróleo Brasileiro S.A. - Petrobras informs the volume of its proved petroleum reserves (oil, condensate and natural gas) assessed at the end of 2016 per ANP/SPE (Brazilian National Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) and SEC (US Securities and Exchange Commission) criteria.

Proved Reserves per ANP/SPE Criteria

According to ANP/SPE criteria, on December 31, 2016, Petrobras’ proved oil, condensate and natural gas reserves reached 12.514 billion barrels of oil equivalent (boe), as shown in Table 1. In 2015, those volumes were 13.279 billion boe.

Table 1 – Proved Reserve Volumes in 2016 (ANP/SPE criteria)

Item		Proved Reserves
	Oil and Condensate (billion bbl)	10.553
Petrobras	Natural Gas (billion m3)	312.293
	Oil Equivalent (billion boe)	12.514

Petrobras’ oil, condensate and natural gas volumes in Bolivia are not recorded because its Constitution prohibits concessionaires from disclosing reserves.

Table 2 below details the evolution of proved reserves in 2016, according to ANP/SPE criteria.

Table 2 – Evolution of Proved Reserves in 2016 (ANP/SPE criteria)

Composition of Proved Reserves	Petrobras (billion boe)
a) Proved Reserves December/2015	13.279
b) New Discoveries and New Accumulations in 2016[1]	0.110
c) Reserves Monetization in 2016[2]	-0.153
d) Revisions in 2016[3]	0.203
e) Balance in 2016 (b+c+d)	0.160
f) Year Production in 2016	-0.925
g) Annual Variation (e+f)	-0.765
h) Proved Reserves December/2016 (a+g)	12.514

¹	Includes Extensions that contain expansions of proved reserves areas through wells drilling after the discovery
²	Divestments that represent advanced reserves monetization
³	Revision based on technical and economic criteria (ex: reservoir characteristics)

The main factors impacting reserves were:

•	Incorporation of 0.110 billion boe in proved reserves as a result, mainly due to new wells drilling in Búzios field (Santos Basin);

•	Additions in proved reserves of 0.203 billion boe, resulting from new production development well drilling and better reservoir response in onshore and offshore post-salt fields, in Brazil and USA. In the pre-salt, the additions in proved reserves were a result of positive answers from the reservoirs, recovery mechanisms (water injection) and operating efficiency of production systems in operation, as well as the growing drilling activities and tie-back activities, in Santos and Campos Basin, both in Brazil;

•	Divestments that provided early monetization of 0.153 billion boe of Petrobras in Argentina and Venezuela reserves;

•	Production of 0.925 billion boe in 2016. This volume includes synthetic oil, although does not include the volume extracted from Extended Well Tests (EWT) nor production in Bolivia. EWTs occur in exploratory areas where field commerciality has not yet been declared and, therefore, there is no associated reserve; in the case of Bolivia, the country’s Constitution prohibits concessionaires from recording reserves.

•	Petrobras presented a 34% Reserve Replacement Index (RRI), disregarding the effects of divestments carried out in 2016. The ratio between the volume of reserves and production volume is 13.5 years, and 13.9 years in Brazil. The Development Ratio (RD), which is the ratio between developed proved reserves and proved reserves, was 50% in 2016.

Proved Reserves per SEC Criteria

According to SEC criteria, on December 31, 2016, Petrobras’ proved oil, condensate, and natural gas reserves reached 9.672 billion barrels of oil equivalent (boe), as shown in Table 3. In 2015, those volumes were 10.516 billion boe.

Table 3 – Proved Reserve Volumes in 2016 (SEC criteria)

Item		Proved Reserves
	Oil and Condensate (billion bbl)	8.236
Petrobras	Natural Gas (billion m3)	228.707
	Oil Equivalent (billion boe)	9.672

The evolution of proved reserves according to SEC criteria is shown in Table 4 below:

Table 4 – Evolution of Proved Reserves in 2016 (SEC criteria)

Composition of Proved Reserves	Petrobras (billion boe)
a) Proved Reserves December/2015	10.516
b) New Discoveries and New Accumulations in 2016[4]	0.103
c) Reserves Monetization in 2016[5]	-0.153
d) Revisions in 2016[6]	0.131
e) Balance in 2016 (b+c+d)	0.081
f) Year Production 2016	-0.925
g) Annual Variation (e+f)	-0.844
h) Proved Reserves December/2016 (a+g)	9.672

[4]	Includes Extensions that contain expansions of proved reserves areas through wells drilling after the discovery
[5]	Divestments that represent advanced reserves monetization
[6]	Revision based on technical and economic criteria (ex: reservoir characteristics)

The same highlights offered above to prove reserves according to ANP/SPE are applicable to prove reserves according to SEC criteria.

The main difference between the ANP/SPE criteria and those by the SEC is the oil price considered in calculating the economic feasibility of reserves.

By SEC criteria, Petrobras presented a 25% Reserve Replacement Index (RRI), disregarding the effects of divestments carried out in 2016. The ratio between the volume of reserves and production volume is 10.5 years, and 10.7 years in Brazil. The Development Ratio (RD) was 54% in 2016.

It should be mentioned that Petrobras historically certifies 95% of its proved reserves according to SEC criteria. The current certifying entity is D&M (DeGolyer and MacNaughton).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer